EXHIBIT 3.02

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION

Articles of Amendment

of

Entercom Communications Corp.

A new article, Article 21st, is added to the Articles of Incorporation of Entercom Communications Corp.  Such Article 21st reads in its entirety as follows:

TWENTY FIRST: Applicability of Pennsylvania’s Anti-Takeover Provisions.

(a)           The Control Transaction Provisions contained in Sections 2541 to 2548 (Subchapter 25E) of the Pennsylvania Business Corporation Law of 1988, as it may be amended, shall not be applicable to the Corporation.

(b)           The Business Combination provisions contained in Sections 2551 to 2556 (Subchapter 25F) of the Pennsylvania Business Corporation Law of 1988, as it may be amended, shall not be applicable to the Corporation.